GUSRAE, KAPLAN, BRUNO & NUSBAUM PLLC
                                ATTORNEYS AT LAW
                                 120 WALL STREET
                            NEW YORK, NEW YORK 10005
                                    --------
                                 (212) 269-1400
                            TELECOPIER (212) 809-5449

CIRINO M. BRUNO *                                              OF COUNSEL
MELVYN J. FALIS, P.C.                                       ROBERT L. BLESSEY
DAVID A. GEHN                                              DAVID A. CARTER, P.A.
MARTIN H. KAPLAN                                              BERT L. GUSRAE
SCOTT M. MILLER *
LAWRENCE G. NUSBAUM
ROBERT PEREZ
BILL SINGER

   -----

*  MEMBER N.Y. AND N.J. BAR
/\ MEMBER FLA. AND IOWA BAR

                                                               December 13, 2005


VIA EDGAR
---------
Cecilia D. Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
Securities & Exchange Commission
Washington, D.C.  20549-0507

                  Re:      Pacific CMA, Inc.
                           Form 10-K for the Fiscal Year
                           Ended December 31, 2004
                           -----------------------

Dear Ms. Blye,

         Attached please find the reply of our client, giving the factual background responding to your letter of November 30, 2005.

         In your letter, you state:

                  We also note that Appendix B to your letter [of September 29, 2005] identifies Sudan as a country with respect to which you received revenue during fiscal 2004.

         That is not a completely accurate statement.

         Our client's letter further explained that: "For export shipments, we classified revenue by the place of destination."

         As our attached client's letter explains:

                  1. The shipment was arranged through the Registrant's Hong Kong subsidiary. Hong Kong is an SAR of the People's Republic of China.

                  2. The shipper was located in the People's Republic of China who was billed for and paid for the shipment costs of less than US $360.00.

GUSRAE, KAPLAN, BRUNO & NUSBAUM PLLC

Cecilia D. Blye, Chief
Securities and Exchange Commission
December 13, 2005
Page 2


                  3. The shipment (one) consisted of door accessories (locks, hinges and decorative items).

                  4. The recipient of the door accessories has no contract or other relationship with the Registrant.

         We further note that the Sudanese Sanctions Regulations 31 C.F.R. Part 538 et. seq. (the "Sudan Sanctions") addresses activities by U.S. Persons, specifically, Section 538.315 defines a U.S. Person to mean:

                  ... any United States citizen, permanent resident alien, entity organized under the laws of the United States or any jurisdiction within the United States (including foreign branches), or any person in the United States.

         An otherwise potentially relevant section of the Sudan Sanctions is
Section 538.205 that follows:

                ss. 538.205  Prohibited exportation and reexportation of goods, technology, or services to Sudan.

              Except as otherwise authorized, the exportation or reexportation, directly or indirectly, to Sudan of any goods, technology (including technical data, software, or other information) or services from the United States or by a United States person, wherever located, or requiring the issuance of a license by a Federal agency, is prohibited. (Emphasis added)

         In this instance, the shipment was arranged by a People's Republic of China entity located in the People's Republic of China who paid a Hong Kong corporation directly. Our view is that the Sudan Sanctions have no applicability to the instant situation . Please advise as to your views of the applicability of the Sudan Sanctions based upon the facts related by our client. The Sudan Sanctions do not appear to have any relevance to the Registrant's SEC filings.

GUSRAE, KAPLAN, BRUNO & NUSBAUM PLLC

Cecilia D. Blye, Chief
Securities and Exchange Commission
December 13, 2005
Page 3


         If you are unable to advise in that regard, we suggest that the staff and this firm jointly contact the United States Treasury Department and the government of the People's Republic of China for assistance. In that regard, please contact the undersigned at telephone number 212-269-1400 or via e-mail at rperez@gkblaw. com.

                                        Very truly yours,


                                        /s/ Robert Perez


RP:lh